UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended:	March 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED
ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	Distoken Acquisition Corporation
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	Unit 1006, Block C, Jinshangjun Park, No.2 Xiaoba Road, Panlong District
City, State and Zip Code	Kunming, Yunnan, China

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended March 31, 2024 within the prescribed time period without unreasonable effort or expense because additional time is needed to finalize the financial statements to be included in such report. The Registrant intends to file its Form 10-Q as soon as practicable. However, there can be no assurance that the Company will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jian Zhang	+86	871 6362579
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2024, we had net income of approximately $30,000, which consists of interest earned on investments held in the trust account of approximately $0.5 million, offset by operating costs of approximately $0.4 million and Chinese income tax of approximately $10,000.

For the three months ended March 31, 2023, we had net income of $251,313, which consists of interest income on marketable securities held in the Trust Account of $354,063 and an unrealized gain on marketable securities held in our Trust Account of $55,861, offset by operating costs of $93,460 and Chinese income tax of 65,151.

Distoken Acquisition Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Jian Zhang
Jian Zhang
Chief Executive Officer